UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No.__)

                    Under the Securities Exchange Act of 1934

                       AMERICAN RADIO SYSTEMS CORPORATION
                                (Name of Issuer)

                      Class A Common Stock, par value $.01
                         (Title of Class of Securities)

                                  029161106000
                                 (CUSIP Number)

                                 Jennifer Marre
                                    Secretary
                            Lehman Brothers Holdings
                                  Inc. 3 World
                             Financial Center, 24th
                               Floor New York, NY
                                      10285
                                 (212) 526-1936
            (Name, Address and Telephone Number of Person Authorized to
                       Receive Notice and Communications)

                                January 14, 1998

             (Date of Event which required Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

CUSIP No. 029161106000


1)   Names of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
     -------------------------------------------------

     Lehman Brothers Holdings Inc.
     13-3216325


2)  Check the Appropriate box if a Member of a Group (see instructions)
    -------------------------------------------------------------------

     (a)  [X]
     (b)  [  ]


3)  SEC Use Only
    -------------


4)  Source of Funds (see instructions)
    ----------------------------------
    OO

5)  Check Box if Disclosure of Legal Proceedings is Requires
    Pursuant to Items 2(d) or 2(E)
    ------------------------------
    [ ]

6)  Citizenship or Place of Organization
    ------------------------------------
    Delaware

    Number of Shares Beneficially Owned by Each Reporting Person With:

7)   Sole Voting Power
     ------------------
     -0-

8)   Shared Voting Power
     --------------------
     2,050,000

9)   Sole Dispositive Power
     -----------------------
     -0-

10)  Shared Dispositive Power
     -------------------------
     2,050,000

11) Aggregate Amount Beneficially Owned by Each Reporting Person
    -------------------------------------------------------------
    2,050,000

12)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     ----------------------------------------------------------------
     [ ]

13)  Percent of Class Represented by Amount in Row 9
     -----------------------------------------------
     8.3%

14)  Type of Reporting Person
     -------------------------
     HC/CO




After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 14, 1998


LEHMAN BROTHERS HOLDINGS INC.
By:  /s/ Jennifer Marre
         ---------------
Name:  Jennifer Marre
Title: Vice President and
       Secretary

CUSIP No.
029161106000

1)  Names of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person
    -------------------------------------------------

    Lehman Brothers Finance S.A.



2)  Check the Appropriate box if a Member of a Group (see instructions)
    -------------------------------------------------------------------

     (a)  [X]
     (b)  [  ]


3)  SEC Use Only
    -------------


4)  Source of Funds (see instructions)
    --------------------------------------
    OO

5)  Check Box if Disclosure of Legal Proceedings is Requires
    Pursuant to Items 2(d) or 2(E)
    ------------------------------
    [ ]

6)  Citizenship or Place of Organization
    -------------------------------------
    Switzerland

    Number of Shares Beneficially Owned by Each Reporting Person With:

7)  Sole Voting Power
    -----------------
    2,000,000

8)  Shared Voting Power
    -------------------
    -0-

9)  Sole Dispositive Power
    ----------------------
    2,000,000

10) Shared Dispositive Power
    ------------------------
    -0-

11) Aggregate Amount Beneficially Owned by Each Reporting Person
    -------------------------------------------------------------
    2,000,000

12) Check if the Aggregate Amount in Row (9) Excludes Certain Shares
    ----------------------------------------------------------------
    [ ]

13) Percent of Class Represented by Amount in Row 9
    -----------------------------------------------
    8.1%

14) Type of Reporting Person
    -------------------------
    CO

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 14, 1998


Lehman Brothers Finance S.A.
By:  /s/ Jennifer Marre
         -------------------
Name:  Jennifer Marre
Title: Authorized Signatory

Schedule 13D

Item 1.  Security and Issuer

          This statement relates to the Class A Common Stock, par value
          $.01 (the "Common Stock"), of American Radio Systems Corporation, a Delaware corporation ("American Radio"). The address of the principal executive office of American Radio is 116 Huntington Avenue, Boston MA 02116.

Item 2.  Identity and Background

                  This statement is filed on behalf of the following entities:

                  Lehman Brothers Holdings Inc., a Delaware corporation ("Holdings"),
                  3 World Financial Center
                  200 Vesey Street
                  New York, NY 10285

                  Holdings through its domestic and foreign subsidiaries is a full-line securities firm. Holdings is the parent of Lehman

                  Brothers  Finance S.A.
                  Lehman Brothers Finance S.A., a Swiss corporation, ("LBF"), 13 Route de Florissant 7th Floor 1211 Geneva 12 Switzerland

                  LBF, a wholly owned subsidiary of Holdings, is engaged in the equity, swap and derivatives business.

                  The names, residence or business addresses, citizenships and present principal occupations or employment of the senior executive officers and directors of the Reporting Persons are set forth in Appendix A hereto.

                  Neither the Reporting Persons nor to the best knowledge of the Reporting Persons nor any of the persons listed in Appendix A hereto have during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source of Funds or Other Consideration

         The shares were acquired by LBF with internally generated funds.  See
         Item 4.

Item 4.  Purpose of Transaction

         On January 14, 1998 LBF acquired in the ordinary course of its business an aggregate of 2,000,000 shares of Class A Common Stock of American Radio in six privately negotiated transactions: (1) 165,000 shares with the Baron Growth and Income Fund for $53.736 per share;(2) 500,000 shares with the Baron Asset Fund for $56.736 per share; (3) 150,000 shares with Baron Capital Partners L.P. for $56.736 per share;
         (4) 150,000 shares with Baron Small CAP Fund for $56.736 per share;
         (5) 35,000 shares with Baron Capital International Fund, Ltd. for $56.736 per share; and (6) 1,000,000 shares with Baron Asset Fund for $53.2576 per share. Such acquisitions were made by LBF in connection with six six-month swap transactions related to American Radio stock entered into by such funds with LBF on the same date.
         Such swaps were entered into in the ordinary course of LBF's business.

         The acquisition of American Radio stock was incidental to LBF's swaps and derivatives business and was not made with an intention to control the issuer. Depending on the status of the related swap transactions, market and other conditions or events, LBF may sell some or all of such American Radio shares in privately negotiated transactions, in broker's transactions, both on and off the exchange, or otherwise. In addition, LBF may, in the ordinary course of its business, acquire additional shares of American Radio shares in privately negotiated transactions, in broker's transactions, both on and off the exchange, or otherwise.

         Lehman Brothers Inc. ("LBI"), a registered broker-dealer affiliate of LBF, acted as agent for the parties and received customary and usual fees for its services. LBI purchases, sells and holds American Radio
         Class A Common Stock for itself and its   customers   in  the  ordinary
         course of its business.

Item 5.  Interest in Securities of the Issuer

         (a) LBF holds 2,000,000 shares of American Radio Class A Common Stock, representing 8.1% of American Radio Class A Common Stock. Holdings indirectly holds 2,050,000 shares of American Radio Class A Common Stock, representing 8.3% of American Radio Class A Common Stock. Of such amount 8.1% is held by LBF and .2% is held by LBI, its broker-dealer subsidiary, in the ordinary course of its business.

         (b) LBF has sole voting power and sole investment power over its shares. Holdings has shared voting power and shared investment power of shares held by its subsidiaries. See Item 4.

         (c)   See Item 4.

         (d) Neither the Reporting Persons nor to the best knowledge of the Reporting Persons nor any of the persons listed in Appendix A hereto know of any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Persons, other than customers of Lehman Brothers over whose shares Lehman Brothers may have investment discretion.

         (e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         None.

Item 7.  Material to be Filed as Exhibits.

         None.

                                                                      APPENDIX A

                          LEHMAN BROTHERS HOLDINGS INC.
                          -----------------------------

                               BOARD OF DIRECTORS
                               ------------------



NAME / TITLE                                        BUSINESS ADDRESS
------------                                        ----------------

Michael L. Ainslie                           Lehman Brothers Holdings Inc.
Private Investor and former                     3 World Financial Center
President and Chief Executive                   New York, New York 10285
Officer of Sotheby's Holdings

John F. Akers                                Lehman Brothers Holdings Inc.
Retired Chairman of                             3 World Financial Center
International Business Machines                 New York, New York 10285
Corporation

Roger S. Berlind                             Lehman Brothers Holdings Inc.
Theatrical Producer                             3 World Financial Center
                                                New York, New York 10285

Thomas H. Cruikshank                         Lehman Brothers Holdings Inc.
Retired Chairman and Chief                      3 World Financial Center
Executive Officer of Halliburton                 New York, New York 10285
Company

Richard S. Fuld, Jr.                           Lehman Brothers Holdings Inc.
Chairman and Chief Executive                     3 World Financial Center
Officer of                                          New York, NY 10285
Lehman Brothers Holdings Inc.

Henry Kaufman                                  Lehman Brothers Holdings Inc.
President of Henry Kaufman &                     3 World Financial Center
Company, Inc.                                       New York, NY 10285

Hideichiro Kobayashi*                          Lehman Brothers Holdings Inc.
General Manager for the Americas                 3 World Financial Center
Nippon Life Insurance Co.                           New York, NY 10285

John D. Macomber                               Lehman Brothers Holdings Inc.
Principal of JDM Investment Group                3 World Financial Center
                                                    New York, NY 10285

Dina Merrill                                   Lehman Brothers Holdings Inc.
Actress and Director and Vice                    3 World Financial Center
Chairman of RKO Pictures, Inc.                     New York, NY 10285

Masahiro Yamada*                             Lehman Brothers Holdings Inc.
Managing Director Nippon Life                   3 World Financial Center
Insurance Company                                  New York, NY 10285



                          LEHMAN BROTHERS HOLDINGS INC.
                          -----------------------------

                               EXECUTIVE OFFICERS
                               ------------------


NAME / TITLE                                          BUSINESS ADDRESS

Richard S. Fuld, Jr.                             Lehman Brothers Holdings Inc.
Chairman and Chief Executive Officer               3 World Financial Center
of Lehman Brothers Holdings Inc.                      New York, NY 10285


Jeremiah M. Callaghan                          Lehman Brothers Holdings Inc.
Chief of Operations and Technology                3 World Financial Center
                                                     New York, NY 10285

John L. Cecil
Chief Administrative Officer                   Lehman Brothers Holdings Inc.
                                                  3 World Financial Center
                                                     New York, NY 10285

Thomas A. Russo                                Lehman Brothers Holdings Inc.
Chief Legal Officer                               3 World Financial Center
                                                     New York, NY 10285

Charles B. Hintz                               Lehman Brothers Holdings Inc.
Chief Financial Officer                           3 World Financial Center
                                                     New York, NY 10285

-----
All above individuals are citizens of the United States except those individuals with an * who are citizens of Japan.

                          LEHMAN BROTHERS FINANCE S.A.
                          ----------------------------

                               BOARD OF DIRECTORS
                               ------------------


NAME                                                  BUSINESS ADDRESS

Peter A. Gamester*                                  Lehman Brothers Inc.
Director                                               One Broadgate
                                                  London EC2M 7HA, England

Daniel J. Opprecht                                  Lehman Brothers Inc.
Director                                           13 Route de Florissant
                                                 1211 Geneva 12 Switzerland

Eric W. Fiechter                                    Lehman Brothers Inc.
Director                                           13 Route de Florissant
                                                 1211 Geneva 12 Switzerland

-----
Above individuals are citizens of Switzerland except those individuals with an * who are citizens of the United Kingdom.